SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2006

Commission File Number : 1-14118

MATERIAL CHANGE REPORT

QUEBECOR WORLD PLANS TO OFFER APPROXIMATELY
US$300 MILLION OF SENIOR UNSECURED NOTES

        QUEBECOR WORLD INC.

(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                Form 20-F                                         Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Fork 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                                        No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

Form 51  –  102F3

Material Change Report

Item 1     Name and Address of Company

Quebecor World Inc.
612 St-Jacques Street
Montreal, Quebec
H3C 4M8

Item 2     Date of Material Change

February 17, 2006.

Item 3     News Release

On February 17, 2006, Quebecor World Inc. (the "Company") issued a press release. The English version of the press release is annexed hereto and forms an integral part hereof.

Item 4     Summary of Material Change

On February 17, 2006, QWI announced that it plans to offer approximately US$300 million aggregate principal amount of new Senior Notes due 2016. It is expected that the Senior Notes will be issued by a new indirect wholly-owned subsidiary of QWI to be created shortly and will be unconditionally guaranteed on a senior unsecured basis by QWI and by certain of its other wholly-owned subsidiaries. The proceeds from the sale of the Senior Notes will be used to repay in full US$250 million aggregate principal amount of 7.20% Senior Notes due March 28, 2006 of QWI's wholly-owned subsidiary, Quebecor World Capital Corporation, and the balance will be used for general corporate purposes.

The offering is being made on a private placement basis to qualified institutional buyers in the United States in reliance upon Rule 144A under the U.S. Securities Act of 1933, as amended. The new Senior Notes have not been, and will not be, registered under the U.S. Securities Act of 1993 or any state securities law, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The new Senior Notes have not been and will not be qualified for sale to the public under applicable Canadian securities laws and, accordingly, any offer and sale of the Senior Notes in Canada will be made on a basis which is exempt from the prospectus and dealer registration requirements of such securities laws.

Item 5     Full Description of Material Change

See Item 4 above and Press Release annexed.

Item 6     Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7     Omitted Information

Not applicable.

Item 8     Executive Officer

For any inquiries with respect to this material change report, please contact Philippe Cloutier, Director, Finance and Investor Relations at (514) 877-5147 or with Tony Ross, Director, Communications at (514) 877-5317.

Item 9     Date of report

February 17, 2006

(signed) Marie-É. Chlumecky
__________________________________

Marie-É. Chlumecky
Assistant Secretary

February 17, 2006                                                                                                                                   03/06

For immediate release                                                                                                                     page 1 of 1

QUEBECOR WORLD PLANS TO OFFER APPROXIMATELY
US$300 MILLION OF SENIOR UNSECURED NOTES

Montréal, Canada  –  Quebecor World Inc. (NYSE:IQW, TSX:IQW.SV) announced today that it plans to offer approximately US$300 million aggregate principal amount of new Senior Notes due 2016. It is expected that the Senior Notes will be issued by a new indirect wholly-owned subsidiary of Quebecor World to be created shortly and will be unconditionally guaranteed on a senior unsecured basis by Quebecor World Inc. and by certain of its other wholly-owned subsidiaries. The proceeds from the sale of the Senior Notes will be used to repay in full US$250 million aggregate principal amount of 7.20% Senior Notes due March 28, 2006 of Quebecor World's wholly-owned subsidiary, Quebecor World Capital Corporation, and the balance will be used for general corporate purposes.

The offering is being made on a private placement basis to qualified institutional buyers in the United States in reliance upon Rule 144A under the U.S. Securities Act of 1933, as amended. The new Senior Notes have not been, and will not be, registered under the U.S. Securities Act of 1933 or any state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The new Senior Notes have not been and will not be qualified for sale to the public under applicable Canadian securities laws and, accordingly, any offer and sale of the Senior Notes in Canada will be made on a basis which is exempt from the prospectus and dealer registration requirements of such securities laws.

About Quebecor World Inc.:

Quebecor World Inc. (NYSE: IQW, TSX: IQW.SV) is one of the largest commercial printers in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. Quebecor World has approximately 31,000 employees working in more than 130 printing and related facilities in the United States, Canada, Argentina, Austria, Belgium, Brazil, Chile, Colombia, Finland, France, India, Mexico, Peru, Spain, Sweden, Switzerland and the United Kingdom.

Web address: www.quebecorworld.com

For further Information contact:
Tony Ross Director, Communications Quebecor World Inc. (514) 877-5317 (800) 567-7070
Philippe Cloutier Director, Finance and Investor Relations Quebecor World Inc. (514) 877-5147 (800) 567-7070

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.

By: /s/ Marie-É. Chlumecky

Name:   Marie-É. Chlumecky
Title:      Assistant Secretary

Date:     February 21, 2006